ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

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December 23, 2021

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on December 17, 2021 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1. Amendment No. 3 is marked to show changes made from Amendment No. 2 filed on December 17, 2021. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated December 22, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 2 to Form S-1 filed on December 17, 2021

Interim Condensed Financial Statements as of and for the Nine Months Ended September 30, 2021

Condensed Notes to Financial Statements Note 9- Subsequent Events, page F-38

1.	Comment: You disclose on page 95 that you entered into a Debt Forgiveness and Exchange Agreement with Aquanova in December 2021. Please disclose the details of such agreement in your subsequent events footnote.

Response: In response to the Staff’s comment, the Company has revised the subsequent events footnote (Note 9) of the interim condensed financial statements as of and for the nine months ended September 30, 2021 in Amendment No. 3 to disclose the details of the Debt Forgiveness and Exchange Agreement with Aquanova in December 2021.

If the Staff has any further comments regarding Amendment No. 3 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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